UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date April 23, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

April 23, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES DECISIONS ADOPTED IN ITS SHAREHOLDERS' MEETING

Today, in an Extraordinary General Shareholders’ Meeting of Bancolombia S.A. (Bancolombia), the following decisions were adopted with the required majorities:
1.Approval of the special purpose financial statements as of June 30, 2024.
2.Approval of the following transactions aimed at modifying the corporate structure of the Bancolombia Group:
1.Merger of Bancolombia S.A. as the absorbing entity and Sociedad Beneficiaria BC Panamá S.A.S. as the absorbed entity, and its annexes.
2.Distribution of certain assets and subsidiaries of Banca de Inversión Bancolombia S.A. Corporación Financiera as the spinning entity and Bancolombia S.A. as the beneficiary, and its annexes.
3.Distribution of certain assets and subsidiaries of Bancolombia S.A. as the spinning entity and Grupo Cibest S.A. as the beneficiary, and its annexes, including the corresponding statutory reforms.
1.Approval of the modification of the requirements for the appointment of Board members.
2.Approval of the amendment the Corporate Bylaws and elimination of Board of Directors positions.
3.Election of the Board of Directors for the period April 2025 – March 2027.
4.Approval of the remuneration of the Board of Directors.
5.Approval of the change in the allocation of the occasional reserve and extraordinary distribution of dividends.

The details of the information approved by the shareholders can be accessed in the following link on our website: https://www.grupobancolombia.com/investor-relations/information-interest/shareholders-meetings

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The management of Bancolombia confirms that the necessary processes and authorizations were completed to hold the General Shareholders' Meeting and that the decisions adopted fall within the powers of the General Shareholders’ Meeting in accordance with applicable law and the Company's Bylaws.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
IR@bancolombia.com.co	IR@bancolombia.com.co

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